FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of March 18, 2004

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

SIGNET GROUP plc

2) Name of shareholder having a major interest

FMR Corp and Fidelity International Limited ("FIL")

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non beneficial interest. Please see letter below from FMR Corp and FIL

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	Management Company	Shares Held
State Street Nominees Ltd	FMRCO	57,200
HSBC	FMRCO	5,052,100
Clydesdale Bank (Head office) Nominees Limited	FISL	15,805,613
Chase Nominees Ltd	FPM	314,594
BT Globenet Nominees Ltd	FPM	137,200
RBS Trust Bank	FPM	406,390
Nortrust Nominees Ltd	FPM	670,549
Bank of New York Europe	FPM	934,946
MSS Nominees Ltd	FPM	243,265
Citibank	FPM	735,500
Bankers Trust	FIL	488,342
RBS Trust Bank	FIL	2,847,250
Nortrust Nominees Ltd	FIL	1,535,087
Northern Trust	FIL	2,906,600
Bank of New York Europe	FIL	575,700
Citibank	FIL	1,145,600
HSBC Client Holdings Nominee (UK) Limited	FIL	15,385,300
Morgan Stanley	FIL	956,121
Chase Nominees Ltd	FIL	233,900
Chase Manhattan Bank London	FIL	693,670
Deutche Bank	FIL	214,300
JP Morgan	FIL	1,117,600
Mellon Nominees Ltd	FIL	147,600
State Street Nominees Ltd	FIL	650,100
Bank of New York Brussels	FIL	950,400
Bank of New York London	FIL	2,220,200
State Street Bank & Trust	FIL	111,500

5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

0.5P Ordinary shares

10) Date of transaction

Not stated

11) Date company informed

17.03.04

12) Total holding following this notification

56,536,627

13) Total percentage holding of issued class following this notification

3.27%

14) Any additional information

-

15) Name of contact and telephone number for queries

ANNE KEATES

0870 909 0301

16) Name and signature of authorised company official responsible for making this notification

Date of notification ..18 March 2004

Letter from FMR Corp

March 15,2004

Attn: Company Secretary

Dear Sirs

Enclosed are notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

1. Company in which shares are held: Signet Group plc

2. Notifiable Interest: Ordinary Shares

  FMR Corp.

  82 Devonshire Street

  Boston, MA 02109

  Parent holding company of fidelity Management & Research Company (FMRCO), investment manager for US mutual funds. (See Schedule above for listing of Registered Shareholders and their holdings).

  Fidelity International Limited (FIL)

  P.O. Box HM 670

  Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule above for listing of Registered Shareholders and their holdings.)

  The notifiable interests also comprise the notifiable interest of:

  Mr. Edward C. Johnson 3d

  82 Devonshire Street

  Boston, MA 02109

  Principal shareholder of FMR Corp. and Fidelity International Limited.

  The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.
  These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.
  The disclosable interests arise under section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter

Senior V.P. & General Counsel - FMR Co.

Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   March 18, 2004